UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at April 26, 2006

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, BC, Canada
V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 26, 2006

* Print the name and title of the signing officer under his signature
------

Anooraq Resources Corporation
Anglo Platinum

ANOORAQ-ANGLO PLATINUM: GA-PHASHA PGM PROJECT UPDATE

April 26, 2006 - Anglo Platinum Limited ("Anglo Platinum") and Anooraq Resources Corporation ("Anooraq") are pleased to announce that the programme on the Ga-Phasha Platinum Group Metals ("PGM") Project, announced on 14 December 2005, has been completed. The programme is currently being reviewed with the objective of determining the necessary studies and timetable thereafter. It is expected that the review will be completed by the end of the second quarter of 2006 following which the further studies and timetable for a bankable feasibility study will be agreed.

Anglo Platinum has agreed in principle to undertake, on commercial terms and subject to regulatory approvals, a financing into Anooraq, which will be limited to a maximum of USD10 million. The majority of the proceeds from the financing will be utilized by Anooraq to advance the Ga-Phasha project to bankable feasibility study in line with Anooraq's objective of becoming a substantial PGM production company. Details of the financing structure and timing will be made available once finalized and once regulatory approvals are in place.

ISSUED BY: ANGLO PLATINUM AND ANOORAQ

For further information please contact

Trevor Raymond at Anglo Platinum Phumzile Langeni at Anooraq Resources
+2711 373 6462 +2711 883 0831
+2782 6548467 +2783 745 5834

ISSUED ON BEHALF OF THE BOARD OF DIRECTORS OF ANOORAQ BY

Tumelo Motsisi
Managing Director and Deputy CEO
Anooraq Resources Corporation

Note regarding the Ga-Phasha Project:

The Ga-Phasha Project, a 50:50 joint venture between Anglo Platinum and Anooraq, is located on the
North Eastern Limb of the Bushveld Complex, 250 kilometres northeast of Johannesburg in South Africa.

Note regarding Anooraq:

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq ("the Company") expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.